SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Motus GI Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

62014P108
(CUSIP Number)

Samuel A. Waxman
Paul Hastings LLP

200 Park Avenue

New York, NY 10166

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62014P108

1.	Names of reporting persons. Orchestra MOTUS Co-Investment Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,345,101 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,345,101 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,345,101 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.2%
14.	Type of reporting person (see instructions) OO

(1)	Includes (a) 69,136 shares of common stock, par value $0.0001 per share (“Common Stock”), of Motus GI Holdings, Inc. (the “Issuer”) issuable upon exercise of warrants to purchase Common Stock at an exercise price of $5.00 per share (the “Exchange Warrants”), (b) 115,997 shares of Common Stock issuable upon exercise of warrants (the “Ten Percent Warrants”) issued pursuant to the Issuer’s Amendment to the Registration Rights Agreement, dated November 9, 2017 and (c) 1,159,968 shares of Common Stock directly held by Orchestra MOTUS Co-Investment Partners, LLC (“OMCP”).

Page 2 of 8 Pages

CUSIP No. 62014P108

1.	Names of reporting persons. David P. Hochman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 228,466 (1)
	8.	Shared voting power 1,805,561 (2)
	9.	Sole dispositive power 228,466 (1)
	10.	Shared dispositive power 1,805,561 (2)
11.	Aggregate amount beneficially owned by each reporting person 2,034,027 (1) (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.3%
14.	Type of reporting person (see instructions) IN

(1)	Includes (a) 110,166 shares of Common Stock issuable upon the exercise of stock options and (b) 300 shares of Common Stock issuable upon exercise of Ten Percent Warrants directly held by David P. Hochman.
(2)	Includes (a) 108,838 shares of Common Stock issuable upon exercise of Exchange Warrants held by Orchestra Medical Ventures II, L.P. (“OMV II”), 106,980 shares of Common Stock issuable upon exercise of Ten Percent Warrants held by OMV II and 109,792 shares of Common Stock directly held by OMVII; (b) 83,352 shares of Common Stock directly held by Orchestra Medical Ventures II Reserve, L.P. (“OMV Reserve”); (c) 69,136 shares of Common Stock issuable upon exercise of Exchange Warrants held by OMCP, 115,997 shares of Common Stock issuable upon exercise of Ten Percent Warrants held by OMCP and 1,159,968 shares of Common Stock directly held by OMCP and (d) 51,498 shares of Common Stock directly held by Accelerated Technologies, Inc (“ATI”).

Page 3 of 8 Pages

CUSIP No. 62014P108

1.	Names of reporting persons. Darren R. Sherman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 59,300 (1)
	8.	Shared voting power 1,805,561 (2)
	9.	Sole dispositive power 59,300 (1)
	10.	Shared dispositive power 1,805,561 (2)
11.	Aggregate amount beneficially owned by each reporting person 1,864,861 (1) (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.5%
14.	Type of reporting person (see instructions) IN

(1)	Includes (a) 50,000 shares of Common Stock issuable upon the exercise of stock options and (b) 300 shares of Common Stock issuable upon exercise of Ten Percent Warrants directly held by Darren R. Sherman.
(2)	Includes (a) 108,838 shares of Common Stock issuable upon exercise of Exchange Warrants held by OMV II, 106,980 shares of Common Stock issuable upon exercise of Ten Percent Warrants held by OMV II and 109,792 shares of Common Stock directly held by OMVII; (b) 83,352 shares of Common Stock directly held by OMV Reserve; (c) 69,136 shares of Common Stock issuable upon exercise of Exchange Warrants held by OMCP, 115,997 shares of Common Stock issuable upon exercise of Ten Percent Warrants held by OMCP and 1,159,968 shares of Common Stock directly held by OMCP and (d) 51,498 shares of Common Stock directly held by ATI.

Page 4 of 8 Pages

CUSIP No. 62014P108

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on June 11, 2018. This Amendment is being filed by the Reporting Persons (hereinafter defined) to provide updates to certain information with respect to the “group” status, voting power and any deemed beneficial ownership reported in the original Schedule 13D and reflects certain changes in beneficial ownership as a result of OBIO’s exit from the “group,” an additional acquisition by David P. Hochman and additional warrants and equity awards that are now exercisable within sixty (60) days. Unless otherwise stated, the information set forth in the original Schedule 13D remains accurate in all respects.

Orchestra BioMed, Inc., a Delaware corporation (“OBIO”), previously a reporting person on the Schedule 13D and a member of the joint filing “group,” recently increased the size of its board of directors, as a result of which Mr. Hochman and Darren R. Sherman no longer jointly exercise dispositive and voting power over shares of Common Stock owned by OBIO. Due to such changes, any “group” status, as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, that may have been deemed pursuant to Messrs. Hochman’s and Sherman’s dispositive and voting control has ended. As a result, OBIO is being removed from the Schedule 13D as a reporting person and will make its schedule reports and amendments separately from the “group.” Orchestra MOTUS Co-Investment Partners, LLC, David P. Hochman and Darren R. Sherman will continue to file as a “group,” as further described below.

Item 1.	Security and Issuer.

This Schedule 13D/A (this “Schedule 13D/A”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Motus GI Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1301 East Broward Boulevard, 3rd Floor, Ft. Lauderdale, FL 33301.

Item 2.	Identity and Background.

For additional clarity, Item 2 information set forth in the original Schedule 13D is being restated below to the extent still relevant.

(a)	This Schedule 13D/A is filed by:

●	Orchestra MOTUS Co-Investment Partners, LLC, a Delaware limited liability company (“OMCP”);

●	David P. Hochman, a director of the Issuer (“Hochman”); and

●	Darren R. Sherman, a director of the Issuer (“Sherman”).

The foregoing persons are referred to herein collectively as the “Reporting Persons”.

OMCP directly holds shares of Common Stock. Orchestra Medical Ventures, LLC (“OMV LLC”) serves as managing member to OMCP. Hochman and Sherman are the managing partners of OMV LLC.

Orchestra Medical Ventures II, L.P. (“OMV II”) and Orchestra Medical Ventures II Reserve, L.P. (“OMV Reserve”) each directly holds shares of Common Stock. Orchestra Medical Ventures II GP, LLC (“OMV GP”) serves as general partner to OMV II and OMV Reserve. Hochman and Sherman are the managing members of OMV GP.

Accelerated Technologies, Inc. (“ATI”) directly holds shares of Common Stock.

Hochman and Sherman jointly exercise dispositive and voting power over the shares of Common Stock owned by each OMV II, OMCP, OMV Reserve and ATI.

(b)	The address of the principal office or business address, as applicable, for each of the Reporting Persons is 150 Union Square Drive, New Hope, PA 18938.

Page 5 of 8 Pages

CUSIP No. 62014P108

(c)	OMCP is a special purpose entity whose principal business was to invest in the securities of the Issuer prior to its initial public offering (the “IPO”). OMV LLC serves as managing member to OMCP. Hochman and Sherman are the managing partners of OMV LLC. OMV LLC is an investment firm managing funds whose principal holdings are securities of the Issuer and OBIO. The principal office address of OMV LLC is 150 Union Square Drive, New Hope, PA 18938.

The present principal occupation or employment of each of Hochman and Sherman and the name, principal business and address of any corporation of other organization in which such employment is conducted are as follows:

●	Hochman is the Chief Executive Officer of and Chairman of the board of OBIO. Hochman also is a Managing Partner of OMV LLC.

●	Sherman is President, Chief Operating Officer and Director of OBIO. He also is a Managing Partner of OMV LLC.

(d)	None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

The persons for whom information is required for this Item 2 by Instruction C to Schedule 13D with respect to OMCP are Hochman and Sherman, whose information is provided in this Schedule 13D/A.

Page 6 of 8 Pages

CUSIP No. 62014P108

Item 5. Interest in Securities of the Issuer.

(a)-(b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon a total of 21,440,151 shares of Common Stock outstanding as of February 14, 2018, which consists of (1) 15,690,151 shares of Common Stock as of October 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2018, and (2) 5,750,000 shares of Common Stock issued on December 19, 2018, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 19, 2018.

(b)	The Reporting Persons and the Covered Persons effected the following transactions in the Common Stock on the dates indicated and such transactions are the only transactions in the Common Stock by the Reporting Persons and the Covered Persons in the sixty (60) days preceding the date of this Schedule 13D/A.

Name	Nature of Transaction	Date	Number of Shares	Weighted Average Price Per Share
DPH 2008 Trust (1)	Open Market Purchase	12/24/18	20,000	$2.70

(1) Hochman retains voting and dispositive power over the shares held by the DPH 2008 Trust.

(c)	Other than the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Joint Filing Agreement

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D/A and any amendments hereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D/A and is incorporated by reference herein.

Other than as described in the Schedule 13D and this Schedule 13D/A, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, dated as of February 14, 2019, by and among the Reporting Persons

Page 7 of 8 Pages

SCHEDULE 13D/A

CUSIP No. 62014P108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2019

ORCHESTRA MOTUS CO-INVESTMENT PARTNERS, LLC

By: Orchestra Medical Ventures, LLC, its Managing Member

	By:	/s/ David P. Hochman
David P. Hochman
Managing Partner

DAVID P. HOCHMAN			DARREN R. SHERMAN

By:	/s/ David P. Hochman		By:	/s/ Darren R. Sherman
	David P. Hochman			Darren R. Sherman

Page 8 of 8 Pages

Exhibit 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

This joint filing agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”), by and among the parties listed below, each referenced to herein as a “Joint Filer”. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

DATE: February 14, 2019

ORCHESTRA MOTUS CO-INVESTMENT PARTNERS, LLC

By: Orchestra Medical Ventures, LLC, its Managing Member

	By:	/s/ David P. Hochman
David P. Hochman
Managing Partner

DAVID P. HOCHMAN			DARREN R. SHERMAN

By:	/s/ David P. Hochman		By:	/s/ Darren R. Sherman
	David P. Hochman			Darren R. Sherman